BB

SECURITIES AND EXCHANGE COMMISSION

06050195

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 02331

SEC MAIL RECEIVED PROCESSING SECTION OCT 2 6 2006 WASH. D.C. 106

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/05 (MM/DD/YY) AND ENDING 08/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Security Company, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

127 E. Washington Street, Suite 101
(No. and Street)

Suffolk (City) Virginia (State) 23434 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher M. Holloway 757-539-2396 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyce, Spady & Moore PLC
(Name – *if individual, state last, first, middle name*)

1013 W. Washington Street (Address) Suffolk (City) Virginia (State) 23434 (Zip Code)

PROCESSED NOV 03 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher M. Holloway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Security Company, Inc., as of August 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Vice-President
Title

[signature]
Notary Public   Commission Expires June 30, 2010

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of XXXXXXXXXXXXXXXXXXXXXX Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTORS SECURITY COMPANY, INC.

FINANCIAL STATEMENTS

AUGUST 31, 2006

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Monthly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: INVESTORS SECURITY COMPANY, IN [0013]

SEC File Number: 8- 12111 [0014]

Address of Principal Place of Business: 127 E. WASHINGTON STREET, Suite 101 [0020]

SUFFOLK [0021] VA [0022] 23434 [0023]

Firm ID: 2331 [0015]

For Period Beginning 09/01/05 [0024] And Ending 08/31/06 [0025]

Name and telephone number of person to contact in regard to this report:

Name: CHRISTOPHER HOLLOWAY, VP,FINOP [0030] Phone: 757-539-2396 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ☒ [0041]

Check here if respondent is filing an audited report ☒ [0042]

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Boyce, Spady & Moore PLC [70]

ADDRESS Number and Street		City		State		Zip Code	
1013 W. Washington Street	71	Suffolk	72	VA	73	23434	74

Check One

(X) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

Boyce, Spady
& Moore PLC

Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

The Officers and Directors
Investors Security Company, Inc.
Suffolk, Virginia 23434

We have audited the accompanying statement of financial condition of Investors Security Company, Inc. as of August 31, 2006, and the related statements of income, changes in stockholders' equity and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors Security Company, Inc. as of August 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Also, we have examined the Computation of Net Capital Schedule. Our reconciliation of the above computation revealed no material differences. In our opinion, this schedule presents fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Boyce, Spady & Moore PLC

October 13, 2006

1013 West Washington Street
Suffolk, Virginia 23434
(757) 539-2953
(757) 925-1191
fax (757) 539-3808

boycespadyandmoore.com

353 Main Street (23430)
P.O. Box 152
Smithfield, Virginia 23431
(757) 357-5200
fax (757) 357-0500

ASSETS

Consolidated ◯ [0198] Unconsolidated ⊗ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	391,487 [0200]		391,487 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	456,200 [0300]	[0550]	456,200 [0810]
3.	Receivables from non-customers	[0355]	67,301 [0600]	67,301 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	47,660 [0424]		
	E. Spot commodities	[0430]		47,660 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	[0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	[0880]

A. Exempted securities [0150]			
B. Other securities [0160]			
7. Secured demand notes market value of collateral:	[0470]	[0640]	[0890]
A. Exempted securities [0170]			
B. Other securities [0180]			
8. Memberships in exchanges:			
A. Owned, at market [0190]			
B. Owned, at cost		[0650]	
C. Contributed for use of the company, at market value		[0660]	[0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	[0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	79,387 [0680]	79,387 [0920]
11. Other assets	[0535]	9,784 [0735]	9,784 [0930]
12. **TOTAL ASSETS**	895,347 [0540]	156,472 [0740]	1,051,819 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	[1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	[1560]
	B. Other	393,107 [1115]	[1305]	393,107 [1540]
15.	Payable to non-customers	7,199 [1155]	[1355]	7,199 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	[1620]
17.	Accounts payable, accrued liabilities, expenses and other	58,972 [1205]	[1385]	58,972 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		[1690]
	B. Secured	[1211]	[1390]	[1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		120,000 [1400]	120,000 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of 120,000 [0980]			
	B. Securities borrowings, at market value:		[1410]	[1720]

	from outsiders [0990]			
C.	Pursuant to secured demand note collateral agreements:		[1420]	[1730]
	1. from outsiders [1000]			
	2. Includes equity subordination (15c3-1(d)) of [1010]			
D.	Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20.	TOTAL LIABLITIES	459,278 [1230]	120,000 [1450]	579,278 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ______ [1020])	[1780]
23.	Corporations:	
A.	Preferred stock	[1791]
B.	Common stock	5,300 [1792]
C.	Additional paid-in capital	80,283 [1793]

	D.	Retained earnings	386,958 [1794]
	E.	Total	[1795]
	F.	Less capital stock in treasury	[1796]
24.		TOTAL OWNERSHIP EQUITY	472,541 [1800]
25.		TOTAL LIABILITIES AND OWNERSHIP EQUITY	1,051,819 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 09/01/05 [3932] Period Ending 08/31/06 [3933] Number of months 12 [3931]

REVENUE

1.	Commissions:	
a.	Commissions on transactions in exchange listed equity securities executed on an exchange	911,783 [3935]
b.	Commissions on listed option transactions	[3938]
c.	All other securities commissions	1,887,838 [3939]
d.	Total securities commissions	2,799,621 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	From market making in options on a national securities exchange	[3945]
b.	From all other trading	93,033 [3949]
c.	Total gain (loss)	[3950]
3.	Gains or losses on firm securities investment accounts	3,367 [3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	3,811,498 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	235,856 [3975]
8.	Other revenue	11,104 [3995]
9.	Total revenue	6,954,479 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	225,969 [4120]
11.	Other employee compensation and benefits	269,921 [4115]
12.	Commissions paid to other broker-dealers	[4140]
13.	Interest expense	220 [4075]

	a. Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		[4195]
15.	Other expenses		6,317,873 [4100]
16.	Total expenses		6,813,983 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		140,496 [4210]
18.	Provision for Federal Income taxes (for parent only)		34,354 [4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		106,142 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	(3,786) [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 35158 [4335A]	First Clearing LLC [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			472,541 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			472,541 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			120,000 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	[3525]
5.	Total capital and allowable subordinated liabilities			592,541 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		156,472 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	156,472 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	[3630]
8.	Net capital before haircuts on securities positions			436,069 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		7,257 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		[3736]	7,257 [3740]
10. Net Capital			428,812 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	30,619 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	100,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	100,000 [3760]
14. Excess net capital (line 10 less 13)	328,812 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	382,884 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		459,278 [3790]
17.	Add:		
	A. Drafts for immediate credit	[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
	C. Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		[3820]	[3830]
19.	Total aggregate indebtedness		459,278 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 107 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	NONE [4699] Omit Pennies		

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		366,399 [4240]
	A. Net income (loss)		106,142 [4250]
	B. Additions (includes non-conforming capital of	[4262])	[4260]
	C. Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		472,541 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	120,000 [4300]
	A. Increases	[4310]
	B. Decreases	[4320]
4.	Balance, end of period (From item 3520)	120,000 [4330]

INVESTORS SECURITY COMPANY, INC.
STATEMENT OF CASH FLOWS
Year Ended August 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	106,142
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		15,185
Realized gain on securities sold		(305)
Unrealized gain on securities owned		(3,062)
Changes in assets and liabilities:		
Accounts receivables		(3,028)
Other assets		927
Other payables		(4,318)
Net cash provided by operating activities		111,541
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of investments		14,152
Purchase of investment securities		(18,506)
Purchase of fixed assets		(14,814)
Loans to officers		1,213
Net cash used by investing activities		(17,955)
Net increase in cash		93,586
Cash beginning of year		297,901
Cash end of year	$	391,487

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for interest	$	220
Cash paid for income taxes	$	3,657

See accompanying notes to financial statements.

INVESTORS SECURITY COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
August 31, 2006

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business. The Company, incorporated under the laws of the Commonwealth of Virginia in August, 1964, is a broker-dealer of investment securities. All transactions are fully disclosed. The corporate office is located in Suffolk, Virginia.

Accounting Method. The Company uses the accrual basis of accounting for financial statement and income tax purposes. It is subject to regulation by the Securities and Exchange Commission and by the National Association of Securities Dealers, and it follows accounting and record keeping policies established by those agencies. Transactions with brokers and customers are recorded as of the trade date rather than the settlement date. Inventories of securities and investments are stated at market value. The Corporation depreciates office furniture and equipment over a ten (10) year life, Straight-Line method for assets acquired before January 1, 1981. Assets acquired since December 31, 1980, are depreciated under the two hundred percent (200%) Declining Balance method with a shift to Straight-Line to provide total write-off over the applicable useful life, with the assumption that all acquisitions occur midway through the year. (For federal income tax purposes, this is known as the Modified Accelerated Cost Recovery System, MACRS.) Depreciation lives are seven (7) years for equipment and furniture.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly actual results could differ from these estimates.

Concentrations of Credit Risk Arising from Cash Deposits. The Company maintains cash balances at financial institutions located in Suffolk. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. At August 31, 2006 the Company's uninsured cash balances total $291,487.

Advertising. The Company expenses advertising costs as they are incurred.

Cash Equivalents. For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three (3) months or less to be cash equivalents.

Accounts Receivable. Management has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed.

In managements' opinion, accounts receivable as of August 31, 2006 are collectible and no material uncollectible accounts exist.

NOTE 2. SUBORDINATED LOAN

Effective November 13, 2002 and amended December 13, 2004 Cabell B. Birdsong loaned the Company $120,000 under a subordinated loan agreement that was approved by NASD. This loan is due January 31, 2008. However, the loan cannot be repaid without the prior consent of NASD. The Company paid no interest to Cabell B. Birdsong for this loan during the year ended August 31, 2006

NOTE 3. CONTINGENT LIABILITIES

The Company has no known contingent liabilities.

NOTE 4. INCOME TAX EXPENSE

There are no outstanding items. Deferred income taxes are provided for timing differences between financial statement and income tax reporting.

Deferred tax – Asset	$	4,760
Deferred tax – Liability		4,343
Net deferred taxes	$	417

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

Deferred tax assets:		
Capital loss on carryover	$	4,760

The net operating loss carryover of $185,207 expires August 31, 2023. The majority of the capital loss carryover expires August 31, 2008.

Deferred tax liabilities:		
Property, Plant and Equipment	$	4,343

The Company's provision for income taxes differs from applying the statutory U. S. Federal income tax rate to income before income taxes. The primary differences result from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

NOTE 5. LEASES

Effective August 15, 2005 the Company leased office space from an unrelated company. The term of the lease is for seven (7) years. Minimum lease payments under this lease were $46,500 for the current year.

The Corporation also leases two (2) vehicles. The terms of the leases are for three (3) years. The Corporation also leases several pieces of office equipment with terms of three (3) to five (5) years. Minimum lease payments under these leases were $36,736 for the current year. Future minimum lease commitments under all non-cancelable leases are as follows:

August 31, 2007	$	74,568
August 31, 2008		68,354
August 31, 2009		57,859
August 31, 2010		55,909
August 31, 2011		53,396
August 31, 2012		54,860
Total	$	364,946

NOTE 6. CAPITAL

Stock ownership and management at August 31, 2006:

Cabell B. Birdsong	President, Treasurer and Director	100 sh.	94%
Christopher M. Holloway	Vice-President, Secretary and Director	6 sh.	6%
		106 sh.	100%

Investors Security Company, Inc. was incorporated August 24, 1964, under Virginia law.

NOTE 7. RETIREMENT PLAN

The employees of Investors Security Company, Inc. are covered under a Simple IRA Plan that was established during the fiscal year ended August 31, 2006. All employees of the Company with service of over one year are eligible to participate in the plan. The Company matches an amount equal to the employee's contribution to the plan, up to 3% of the employee's salary. The expense of the Company was $6,403 for the year ended August 31, 2006.